SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(a) AND AMENDMENTS THERETO FILED
 PURSUANT TO §240.13d-2(a).
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )
PAPA MURPHY’S HOLDINGS, INC.
(Name of Issuer)
Common Stock, Par Value $0.01
(Title of Class of Securities)
698814100
(CUSIP Number)

TIMOTHY E. LADIN
MFP INVESTORS LLC
909 THIRD AVENUE, 33RD Floor
NEW YORK, NEW YORK 10022
(212) 752-7345
(Name, Address and Telephone Number of Person
 Authorized to Receive Notices of Communication)
December 21, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

(Page 1 of 9 Pages)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 698814100	Schedule 13D	Page 2 of 9

1	NAMES OF REPORTING PERSONS
MFP Partners, L.P.(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		2,317,178(2)
EACH REPORT-	9	SOLE DISPOSITIVE POWER
ING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
2,317,178(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,317,178(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.7%
14	TYPE OF REPORTING PERSON
PN

(1) MFP Investors LLC is the general partner of MFP Partners, L.P. (“MFP”). Michael F. Price is the managing partner of MFP and the managing member and controlling person of MFP Investors LLC.

(2) 2,317,178 shares of common stock, par value $0.01 per share (“Common Stock”), of Papa Murphy’s Holdings, Inc., a Delaware corporation, are held directly by MFP.  The ownership percentage set forth above is based on 16,965,461 shares of Common Stock outstanding as set forth in the Quarterly Report on Form 10-Q filed by the issuer with the Securities and Exchange Commission for the quarter ended October 2, 2017.

CUSIP NO. 698814100	Schedule 13D	Page 3 of 9

1	NAMES OF REPORTING PERSONS
MFP Investors LLC(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		2,317,178(2)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
2,317,178(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,317,178(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.7%
14	TYPE OF REPORTING PERSON
OO

(1) MFP Investors LLC is the general partner of MFP Partners, L.P. (“MFP”). Michael F. Price is the managing partner of MFP and the managing member and controlling person of MFP Investors LLC.

(2) 2,317,178 shares of common stock, par value $0.01 per share (“Common Stock”), of Papa Murphy’s Holdings, Inc., a Delaware corporation, are held directly by MFP.  The ownership percentage set forth above is based on 16,965,461 shares of Common Stock outstanding as set forth in the Quarterly Report on Form 10-Q filed by the issuer with the Securities and Exchange Commission for the quarter ended October 2, 2017.

CUSIP NO. 698814100	Schedule 13D	Page 4 of 9

1	NAMES OF REPORTING PERSONS
Michael F. Price(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		2,317,178(2)
EACH REPORT-	9	SOLE DISPOSITIVE POWER
ING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
2,317,178(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,317,178(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.7%
14	TYPE OF REPORTING PERSON
IN

(1) MFP Investors LLC is the general partner of MFP Partners, L.P. (“MFP”). Michael F. Price is the managing partner of MFP and the managing member and controlling person of MFP Investors LLC.

(2) 2,317,178 shares of common stock, par value $0.01 per share (“Common Stock”), of Papa Murphy’s Holdings, Inc., a Delaware corporation, are held directly by MFP.  The ownership percentage set forth above is based on 16,965,461 shares of Common Stock outstanding as set forth in the Quarterly Report on Form 10-Q filed by the issuer with the Securities and Exchange Commission for the quarter ended October 2, 2017.

CUSIP NO. 698814100	Schedule 13D	Page 5 of 9

Information in respect of each Reporting Person (as defined below) is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Reporting Person.
Item 1. Security and Issuer
This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Papa Murphy’s Holdings, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 8000 NE Parkway Drive, Suite 350, Vancouver, WA 98662.
Item 2. Identity and Background
(a)    This Statement is being filed on behalf of MFP Partners, L.P., a Delaware limited partnership (“MFP”), MFP Investors LLC, a Delaware limited liability company and general partner of MFP (“MFP Investors”), and Mr. Michael F. Price, managing partner of MFP and the managing member and controlling person of MFP Investors (each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”).  The agreement among the Reporting Persons to file this Statement jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is attached hereto as Exhibit 1.
(b)    The address of the principal business of the Reporting Persons is c/o MFP Investors LLC, 909 Third Avenue, 33rd Floor, New York, New York 10022.
(c)    The principal business of MFP is that of making investments.  MFP Investors is a registered investment advisor and serves as the general partner of MFP.  Mr. Price serves as managing partner of MFP and managing member and controlling person of MFP Investors.
(d)    During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)    During the last five years, none of the Reporting Persons have been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)    MFP and MFP Investors are each organized under the laws of Delaware.  Mr. Price is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration
The Reporting Persons are filing this Schedule 13D due to the fact that it entered into the Cooperation Agreement and not because of an acquisition of securities of the Company.  The source of funds for the acquisition of the shares of Common Stock described in Item 1 above was working capital.
Item 4. Purpose of the Transaction
The responses set forth in Items 3 and 6 hereof are incorporated by reference in their entirety.
MFP acquired the shares of Common Stock in the ordinary course of business because of the belief that the shares of Common Stock represented an attractive investment.  The investment was not motivated by an intent to exercise control, directly or indirectly, over the management, policies or business operations of the Company.
On December 21, 2017, the Company, MFP, Misada Capital Holdings, LLC (“Misada”), Alexander Matina, Vice President, Investments of MFP Investors (the “MFP Designee”), and Noah A. Elbogen (the “Misada Designee” and together with the MFP Designee, the “Designees”) entered into a Cooperation Agreement (the “Cooperation Agreement”).
Effective upon the execution of the Cooperation Agreement, the Board of Directors of the Company (the “Board”) (i) expanded the size of the Board from nine members to ten members, (ii) appointed each of the MFP Designee and the Misada Designee as Class I directors of the Board, (iii) accepted the resignation of Jeff Welch from the Board, and (iv) appointed the MFP Designee to the Compensation Committee of the Board and the Misada Designee to the Audit Committee of the Board, in each case, as provided for in the Cooperation Agreement.

CUSIP NO. 698814100	Schedule 13D	Page 6 of 9

Among other things, the Cooperation Agreement also provides that:
The Board will appoint at least one of the Designees to any new Board committee created during the term of the Cooperation Agreement, subject to any such appointee being qualified to serve on such new committee.
The Designees will be entitled to receive the same compensation as the Company’s other independent Board members.
The MFP Designee will immediately resign as a director, and MFP’s rights to designate a Board member shall terminate, if MFP ceases to beneficially own at least the lesser of (i) 10% or more of the Company’s then outstanding common stock, and (ii) 1,696,546 shares of the Company’s common stock (subject to adjustment for stock splits, reclassifications, combinations and similar adjustments).
The Misada Designee will immediately resign as a director, and Misada’s rights to designate a Board member shall terminate, if Misada ceases to beneficially own at least the lesser of (i) 5% or more of the Company’s then outstanding common stock, and (ii) 848,273 shares of the Company’s common stock (subject to adjustment for stock splits, reclassifications, combinations and similar adjustments).
MFP and Misada will each have the right to designate replacement candidates in the event that the MFP Designee or Misada Designee, as applicable, ceases to be a director during the term of the Cooperation Agreement, subject to certain terms and conditions.
The size of the Board will not exceed ten members without the consent of each of the Designees.
During the term of the Cooperation Agreement, each of MFP and Misada will be subject to customary standstill restrictions relating to share purchases (subject to a cap of 19.99% for MFP and 13% for Misada, which can be increased in either case by a majority vote of the Board), support of proxy contests and other activist campaigns, calling of special meetings, and related matters.
For a period of two years from the effective date of the Cooperation Agreement (the “Initial Voting Commitment Period”), each of MFP and Misada will vote all of its shares of the Company’s common stock at any and all annual or special meetings in accordance with the Board’s recommendations, subject to certain exceptions relating to extraordinary transactions and recommendations of Institutional Shareholder Services, Inc. and Glass Lewis & Co., LLC.
From the expiration of the Initial Voting Commitment Period until the termination of the Cooperation Agreement, each of MFP and Misada will vote all of its shares of the Company’s common stock in connection with any and all proposals related to director elections, removals or replacements in accordance with the Board’s recommendations.
Each party agrees not to disparage or sue the other party, subject to certain exceptions.
MFP and Misada each agreed to enter into a confidentiality agreement, in the form attached to the Cooperation Agreement as Exhibit E, prior to the disclosure of any material nonpublic regarding the Company to MFP or Misada by their respective Designees.
Any party may terminate the Cooperation Agreement by giving five business days’ advance notice to the other parties following the day after the Company’s 2019 annual meeting of stockholders, subject to certain exceptions.
The above summary is qualified in its entirety by reference to the full text of the Cooperation Agreement, a copy of which is filed as Exhibit 2 to this Schedule13D and incorporated herein by reference.
In connection with the Cooperation Agreement, on December 21, 2017 the Company entered into a letter agreement with LEP Papa Murphy’s Holdings, LLC (“LEP”), MFP and Misada (the “Side Letter”).  Among other things, the Side Letter provides that until the termination of the Cooperation Agreement, LEP will vote all of its shares of the Company’s common stock in connection with any and all proposals related to director elections, removals or replacements in accordance with the recommendations of the Nominating and Governance Committee of the Board.
The above summary is qualified in its entirety by reference to the full text of the Side Letter, a copy of which is filed as Exhibit 3 to this Schedule13D and incorporated herein by reference.
Subject to the limitations imposed by applicable federal and state securities laws, the Reporting Persons from time to time may decide to increase or decrease their investment in the Company through purchases or sales of shares of Common Stock or other capital stock of the Company in open market or private transactions or otherwise. The timing and amount of any such increase or decrease may depend upon the price and availability of shares of the Company’s capital stock, subsequent developments affecting the

CUSIP NO. 698814100	Schedule 13D	Page 7 of 9

Company, the Company’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, liquidity requirements of such Reporting Person, tax considerations and other factors considered relevant.
Subject to the provisions of the Cooperation Agreement, the Reporting Persons may engage in discussions with management, the Board, other stockholders of the Company and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Company.
Except as set forth herein, none of the Reporting Persons have any plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of this Statement.
Item 5. Interest in Securities of the Issuer
(a)    MFP directly owns 2,317,178 shares of Common Stock, representing approximately 13.7% of the outstanding shares of Common Stock.  The ownership percentage set forth above is based on 16,965,461 shares of Common Stock outstanding as set forth in the Quarterly Report on Form 10-Q filed by the issuer with the Securities and Exchange Commission for the quarter ended October 2, 2017.
(b)    Due to their respective relationships with MFP and each other, each of the Reporting Persons may be deemed to share voting power with respect to the 2,317,178 shares of Common Stock reported herein, and each of the Reporting Persons may be deemed to share dispositive power with respect to 13.7% of the outstanding shares of Common Stock.
(c)    Other than the transactions described in Items 3 and 4, to the best of their respective knowledge, none of the Reporting Persons has effected any transaction involving the Company’s Common Stock during the last 60 days from the date hereof.
(d)    No person (other than the Reporting Persons) has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the Common Stock owned by the Reporting Persons.
(e)    Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The responses set forth in Items 3 and 4 hereof are incorporated by reference in their entirety.
Joint Filing Agreement
Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons entered into an agreement on December 22, 2017, with respect to the joint filing of this Statement and any amendment or amendments hereto (the “Joint Filing Agreement”). The Joint Filing Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.
Except as referenced above or as described in Items 4 and 6 hereof, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7. Material To Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated as of December 22, 2017, by and among MFP Partners, L.P., MFP Investors LLC and Michael F. Price

Exhibit 2
Cooperation Agreement by and between Papa Murphy’s Holdings, Inc., MFP Partners, L.P. and Misada Capital Holdings, LLC, dated as of December 21, 2017 (filed as Exhibit 10.1 of the Current Report on Form 8-K filed by Papa Murphy’s Holdings, Inc. on December 21, 2017 and incorporated herein by reference)

Exhibit 3
Letter Agreement by and among Papa Murphy’s Holdings, Inc., MFP Partners, L.P., Misada Capital Holdings, LLC, and LEP Papa Murphy’s Holdings, LLC, dated December 21, 2017 (filed as Exhibit 10.1 of the Current Report on Form 8-K filed by Papa Murphy’s Holdings, Inc. on December 21, 2017 and incorporated herein by reference)

CUSIP NO. 698814100	Schedule 13D	Page 8 of 9

SIGNATURE
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:   December 22, 2017

MFP Partners, L.P., by its General Partner, MFP Investors LLC

By:	/s/ Michael F. Price
Name:	Michael F. Price
Title:	Managing Partner

MFP Investors LLC

By:	/s/ Michael F. Price
Name:	Michael F. Price
Title:	Managing Member

/s/ Michael F. Price
Michael F. Price

CUSIP NO. 698814100	Schedule 13D	Page 9 of 9

INDEX OF EXHIBITS

Exhibit 1	Joint Filing Agreement, dated as of December 22, 2017, by and among MFP Partners, L.P., MFP Investors LLC and Michael F. Price

Exhibit 2
Cooperation Agreement by and between Papa Murphy’s Holdings, Inc., MFP Partners, L.P. and Misada Capital Holdings, LLC, dated as of December 21, 2017 (filed as Exhibit 10.1 of the Current Report on Form 8-K filed by Papa Murphy’s Holdings, Inc. on December 21, 2017 and incorporated herein by reference)*

Exhibit 3
Letter Agreement by and among Papa Murphy’s Holdings, Inc., MFP Partners, L.P., Misada Capital Holdings, LLC, and LEP Papa Murphy’s Holdings, LLC, dated December 21, 2017 (filed as Exhibit 10.1 of the Current Report on Form 8-K filed by Papa Murphy’s Holdings, Inc. on December 21, 2017 and incorporated herein by reference)*

* Filed previously